March 29, 2021

Mr. David Burton

Office of Life Sciences

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:     ResMed Inc.

Form 10-K for the Fiscal Year Ended June 30, 2020

File No. 001-15317

Filed August 13, 2020

Dear Mr. Burton,

ResMed (the “Company”, “we”, “us” or “our”) has the following response to the comment of the staff of the Division of Corporate Finance (the “Staff”) of the Securities Exchange Commission in its letter of February 26, 2021 relating to the above-referenced Annual Report on Form 10-K (the “10-K”). For your convenience, the Staff’s comment is reproduced below with the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended June 30, 2020

Item 15 - Exhibits and Consolidated Financial Statement Schedules, page 89

1. “We note that there was no consent provided in Exhibit 23.1 as indicated. Please amend to file a consent signed by your independent registered certified public accounting firm. Refer to Item 601(b)(23)(i) of Regulation S-K.”

Response: In response to the Staff’s comment, we have filed an amendment to the 10-K to include a written consent from our independent auditors as an exhibit.

We acknowledge the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you would like to discuss or have any additional questions or concerns, I can be contacted at +61 2 8884 2090.

Very truly yours,

ResMed Inc.

……………………………………………..

Brett Sandercock

Chief Financial Officer

ResMed Pty Limited 1 Elizabeth Macarthur Drive Bella Vista NSW 2153 Australia

T  +61 (2) 8884 1000 F  +61 (2) 8884 2000 E  ABN 30 003 765 142            ResMed.com